SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                        Under the Securities Act of 1934
                               (Amendment No. 12)*

                       SIMON TRANSPORTATION SERVICES INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 Par Value
                         (Title of Class of Securities)

                                    828813105
                                 (CUSIP Number)

                                   Jerry Moyes
                             2200 South 75th Avenue
                                Phoenix, AZ 85043
                                 (623) 269-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 1, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                                      Jerry Moyes
     I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                               PF and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States of America
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power          2,203,898*
SHARES            _________________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH                       (9)      Sole Dispositive Power     2,203,898*
REPORTING         _________________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     2,203,898
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [ ]
     (See Instructions)
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                34.4% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

----------------------
* As to 1,213,298 Shares, together with wife, Vickie Moyes, as trustees. As to 342,600 Shares, through ownership of approximately 75% of the outstanding voting stock of SME Industries, Inc.

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                      SME Steel Contractors, Inc.
     I.R.S. Identification Nos. of Above Persons (entities only)      87-0495960
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                                   Utah
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power           456,800
SHARES            _________________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH                       (9)      Sole Dispositive Power      456,800
REPORTING         _________________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person       456,800
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                 7.5% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons
                            The Jerry & Vickie Moyes Family Trust Dated 12/11/87 I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States of America
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power          1,213,298
SHARES            _________________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH                       (9)      Sole Dispositive Power     1,213,298
REPORTING         _________________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     1,213,298
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                19.8% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                                     Vickie Moyes
     I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States of America
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power          1,213,298**
SHARES            _________________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH                       (9)      Sole Dispositive Power     1,213,298**
REPORTING         _________________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     1,213,298
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                19.8% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

----------------------
** Together with husband, Jerry Moyes, as trustees.

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                                     Ronald Moyes
      I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                               PF and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States of America
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power          4,747,851***
SHARES            _________________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH                       (9)      Sole Dispositive Power     4,747,851***
REPORTING         _________________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     4,747,851
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                47.8% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

*** As sole general partner of the Moyes Children's Limited Partnership

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons             Moyes Children's Limited Partnership
      I.R.S. Identification Nos. of Above Persons (entities only)     86-1003342
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                               PF and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                                Arizona
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power         4,747,851
SHARES            _________________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH                       (9)      Sole Dispositive Power    4,747,851
REPORTING         _________________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     4,747,851
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                47.8% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

     This Amendment No. 12 to Schedule 13D hereby amends the Schedule 13D dated August 26, 1999, filed by Jerry Moyes and SME Steel Contractors, Inc. (the "Original Filers"), as previously amended by Amendment No. 1 dated August 31, 1999, Amendment No. 2 dated November 19, 1999, Amendment No. 3 dated May 23, 2000, Amendment No. 4 dated June 30, 2000, Amendment No. 5 dated July 10, 2000, Amendment No. 6 dated July 13, 2000, Amendment No. 7 dated July 21, 2000,
Amendment No. 8 dated August 3, 2000, Amendment No. 9 dated August 10, 2000, Amendment No. 10 dated September 6, 2000, and Amendment No. 11 dated September 27, 2000 (the "Schedule 13D"). Amendment No. 2 added two new filers, The Jerry & Vickie Moyes Family Trust Dated 12/11/87 and Vickie Moyes (the "Amendment No. 2 Filers"). Amendment No. 11 also added two more filers, the Moyes Children's
Limited Partnership and Ronald Moyes (the "Amendment No. 11 Filers"; the Original Filers, the Amendment No. 2 Filers, and the Amendment No. 11 Filers, together, the "Filing Persons"). This Amendment No. 12 further amends the
Schedule 13D as described below.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby supplemented as follows:

     The Partnership used cash assets and investment income to purchase 20,000 Shares in the open market on June 22, 2001, at a price of $4.32 per Share.

     As of June 30, 2001, the Partnership had used cash assets and investment income to make advances to the Issuer of $6,674,682.25 (the "Outstanding Amount"). Effective June 30, 2001, the Outstanding Amount was converted into 190,705 Series I Preferred Shares of the Issuer ("Preferred Shares"). Preferred Shares are convertible into Shares at the ratio of ten Shares for each Preferred Share; provided, however, Preferred Shares will not be convertible until the earliest to occur of (i) September 30, 2001, (ii) a change-in-control of the Issuer, or (iii) a sale of all or substantially all of the assets of the Issuer and its subsidiaries. Each Preferred Share carries the right to cast 10 votes on all stockholder proposals, representing equivalent voting rights to the Shares upon conversion. Dividends on each Preferred Share accrue at 10% per annum, based upon a $35.00 per share value. Preferred Shares have a liquidation preference over the Shares or any other class or series of capital stock of the Issuer, based upon the $35.00 per share value, plus accrued dividends. In connection with the issuance of Preferred Shares to the Partnership, the Partnership was issued a warrant to purchase up to 190,705 Preferred Shares for $35.00 per share or any lower price at which the Issuer issues its Preferred
Shares or Shares or any options, rights, warrants, or other securities convertible into Preferred Shares or Shares during the term of the warrant. Ronald Moyes, as the sole general partner of the Partnership, has both voting and dispositive power over the Shares and Preferred Shares owned by the Partnership, but disclaims beneficial ownership of Shares and Preferred Shares owned by the Partnership to the extent he has no pecuniary interest in such Shares and Preferred Shares.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby supplemented as follows:

     The Outstanding Amount was converted to Preferred Shares and warrant granted to (i) assure compliance with the tangible net worth covenant and advance rate on the line of credit for the Issuer's operating subsidiary and
(ii) maintain the financial position and viability of the Issuer and its subsidiary.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Except as otherwise stated below, the approximate aggregate percentage of Shares beneficially owned by each of the Filing Persons is based on 6,115,109 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2001, as reflected in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ended June 30, 2001.

     As of the close of business on June 30, 2001:

          (i) The Trust is the direct and beneficial owner of 1,213,298 Shares, constituting approximately 19.8% of the Shares outstanding. As grantors, trustees, and beneficiaries of the Trust, Jerry Moyes and his wife, Vickie Moyes, may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Act) the Shares owned by the Trust.

          (ii) SME-Utah is the direct and beneficial owner of 456,800 Shares, constituting approximately 7.5% of the Shares outstanding. Because Jerry Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada, which in-turn owns 100% of the outstanding voting stock of SME-Utah, Jerry Moyes may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Act) 342,600 of the Shares owned by SME-Utah. Jerry Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own.

          (iii) The Partnership is the direct and beneficial owner of 933,751 Shares and (pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act) may be deemed to beneficially own (a) 1,907,050 Shares that would be issued to the Partnership if the Partnership converts its Preferred Shares to Shares and (b) 1,907,050 Shares that would be issued to the Partnership if it (i) exercised its warrant to purchase 190,705 Preferred Shares and (ii) converted those Preferred Shares to Shares. Altogether, the Partnership has direct and beneficial ownership of or may be deemed to beneficially own 4,747,851 Shares, constituting approximately 47.8% of the 9,929,209 Shares that would be outstanding assuming exercise of the warrant to purchase Preferred Shares and the conversion of all Preferred Shares then outstanding. Ronald Moyes, as the sole general partner of the Partnership, may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Act) a portion of the 4,747,851 Shares directly and beneficially owned by the Partnership. Ronald Moyes disclaims beneficial ownership of any Shares or Preferred Shares owned by the Partnership to the extent he has no pecuniary interest in such Shares or Preferred Shares.

          (iv) In addition to the Shares that Jerry Moyes may be deemed to beneficially own, as described in Item 5(a)(i) and (ii), Jerry Moyes is the direct and beneficial owner of 348,000 Shares, and (pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act) he may be deemed to beneficially own an additional 300,000 Shares for which he has been granted a warrant. Altogether, Jerry Moyes either has direct and beneficial ownership of or may be deemed to beneficially own 2,203,898 Shares, constituting approximately 34.4% of 6,415,109 Shares that would be outstanding if the 300,000 warrant Shares were outstanding.

     (b) Items 1 and 7 through 10 of the Cover Page of each of the Filing Persons is incorporated herein by this reference.

     (c) Schedule A to Amendment No. 11 of this Schedule 13D describes transactions in the Shares effected during the 60 days preceding and including September 27, 2000. Since September 27, 2000, to the date of filing this Amendment No. 12, the only transactions that were effected in the Shares were
(i) the purchase by the Partnership on June 22, 2001, of 20,000 Shares in the open market at a price of $4.32 per Share and (ii) the conversion of the Outstanding Amount to Preferred Shares and grant of accompanying warrant as described in Item 3 above.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented as follows:

     The following is a summary of certain provisions of (a) the Warrant to Purchase Series I Preferred Shares dated June 30, 2001, by and between the Issuer and the Partnership (the "Warrant Agreement"), (b) the Subscription Agreement dated June 30, 2001, by and between the Issuer and the Partnership (the "Subscription Agreement"), and (c) the Issuer's Certificate of Designation, Preferences, Rights and Limitations of 600,000 Series I Preferred Shares dated August 16, 2001 (the "Certificate of Designation"). This summary is qualified in its entirety by the actual provisions of the foregoing documents, each of which is filed as an Exhibit to this Schedule 13D and is incorporated herein by this reference.

     (a) Warrant Agreement. Pursuant to the terms of the Warrant Agreement, the Issuer granted to the Partnership a warrant to purchase 190,705 Preferred Shares at $35.00 per share or a lower price at which the Issuer issues its Preferred Shares or Shares or any options, rights, warrants, or other securities convertible into Preferred Shares or Shares during the ten year term of the Warrant Agreement. The warrant is immediately exercisable.

     (b) Subscription Agreement. Pursuant to the terms of the Subscription Agreement, the Partnership subscribed for the purchase of 190,705 Preferred Shares. The purchase price for the Preferred Shares was tendered through conversion of prior advances in the amount of $6,674,682.25 made to the Issuer.

     (c) Certificate of Designation. The Certificate of Designation sets forth the preferences, rights, and limitations of the Issuer's Series I Preferred Shares.

     Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Persons or between the Filing Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby supplemented as follows:

     The following documents are filed as exhibits:


     ------------------- -------------------------------------------------------
           Exhibit                           Description
     ------------------- -------------------------------------------------------
            99.3           Warrant
     ------------------- -------------------------------------------------------
            99.4           Subscription Agreement
     ------------------- -------------------------------------------------------
            99.5           Certificate of Designation
     ------------------- -------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 August 20, 2001
                                     (Date)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Jerry Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Vickie Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

              The Jerry & Vickie Moyes Family Trust Dated 12/11/87

                             By: /s/ Earl H. Scudder
                    Earl H. Scudder on behalf of Jerry Moyes,
         Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                             By: /s/ Earl H. Scudder
                   Earl H. Scudder on behalf of Vickie Moyes,
         Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                           SME Steel Contractors, Inc.

                             By: /s/ Earl H. Scudder
                  Earl H. Scudder on behalf of Gordon Holladay,
             Secretary and Treasurer of SME Steel Contractors, Inc.
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Ronald Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                      Moyes Children's Limited Partnership

                             By: /s/ Earl H. Scudder
                   Earl H. Scudder on behalf of Ronald Moyes,
           General Partner of the Moyes Children's Limited Partnership
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)